UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eton Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29772L 108
(CUSIP Number)

Harrow, Inc. 102 Woodmont Blvd., Suite 610 Nashville, Tennessee 37215 Attention: Andrew R. Boll (615) 733-4731
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	29772L 108

1	NAMES OF REPORTING PERSONS
Harrow, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

This amendment (“Final Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on November 23, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission on January 28, 2022 (the “Amended Schedule 13D”). Capitalized terms used but not defined in this Final Amendment shall have the meanings set forth in the Amended Schedule 13D. Except as specifically amended by this Final Amendment, the Amended Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2(a) of the Amended Schedule 13D is hereby amended and restated to read as follows:

(a) This Schedule 13D is being filed by Harrow, Inc. (formerly known as Harrow Health, Inc. and Imprimis Pharmaceuticals, Inc.) (the “Reporting Person”).

Item 4.	Purpose of the Transaction.

Item 4 of the Amended Schedule 13D is amended by adding the following:

On April 26, 2024, the Reporting Person sold all 1,982,000 shares of Common Stock of the Issuer previously owned by the Reporting Person in a block trade at a gross price of $3.00 per share.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is amended and restated to read as follows:

(a) – (b) As of the date hereof, the Reporting Person does not beneficially own any shares of Common Stock, nor does the Reporting Person have or share the power to vote or to direct the vote, or the power to dispose or direct the disposition of, any shares of Common Stock.

(c) Except as described in Item 4, the Reporting Person has not effected any transactions in Common Stock of the Registrant during the past 60 days.

(d) The Reporting Person has the right to receive and the power to direct the proceeds from the sale of the Common Stock covered by this Statement on Schedule 13D.

(e) On April 26, 2024, following the transaction reported herein, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2024	Harrow, Inc.

	By:	/s/ Andrew R. Boll
Andrew R. Boll
Chief Financial Officer